UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the plan year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the transition period from                      to
Commission File Number: 000-22125
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DIAMOND 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Diamond Management & Technology Consultants, Inc.
875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611

DIAMOND 401(k) PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrative Committee
Diamond 401(k) Plan
Chicago, Illinois
We have audited the accompanying statements of net assets available for benefits of the Diamond 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 19, 2009

DIAMOND 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value (Note 4)	$33,306,895	$47,211,552
Receivables:
Employer match contributions	651,011	723,197
Employee deferral contributions	86,170	—
Dividends and interest	11,367	7,851

Total Receivables	748,548	731,048

Total assets:	$34,055,443	$47,942,600

Net assets reflecting all investments at fair value	$34,055,443	$47,942,600

See accompanying notes to financial statements.

DIAMOND 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions to net assets attributed to:
Investment income:
Interest income	187,560
Dividend income	882,121
Interest on participant loans	27,172

Investment income excluding net depreciation	1,096,853

Contributions:
Participants	5,209,430
Employer	651,322
Rollovers from participants	363,795

Total contributions	6,224,547

Total additions	7,321,400

Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 4)	16,931,025
Distributions to participants	4,267,293
Trustee/recordkeeper fees	10,239

Total deductions	21,208,557

Decrease in net asset available for benefits	(13,887,157)

Net assets available for benefits:
Beginning of year	47,942,600

End of year	$34,055,443

See accompanying notes to financial statements.

DIAMOND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(1)	Description of Plan

The following brief description of the Diamond 401(k) Plan (“Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan was amended in its entirety and restated effective January 1, 2002.
(a)	General

The Plan is a voluntary defined contribution plan for all eligible employees of Diamond Management & Technology Consultants, Inc., and its affiliated employer, Diamond Management & Technology Consultants NA, Inc. (together the “Company” or “Diamond”), who meet the minimum age requirement specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

During the 2008 Plan year, participants could contribute the lesser of $15,500, subject to the limitations set forth in the Internal Revenue Code, or 80% of pretax annual compensation. During 2008, participants over 50 years old could make additional “catch-up” contributions up to the amount of $5,000. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans (“rollovers”). Effective November 1, 2008, if an employee has not enrolled in the Plan within 45 days from the date of hire, the employee will be automatically enrolled at 3%, unless the employee elects to not participate in the Plan. Participants may direct their contributions in any one or any combination of the Plan’s various investment funds. Participants may also direct a percentage of their contributions into Personal Choice Retirement Accounts (“PCRA”), which are self-directed brokerage accounts. Participants have the option to direct a percentage of their contributions into Company common stock through the PCRA.

As a result of a plan amendment, beginning September 15, 2004, all eligible employees below the level of vice president may receive matching contributions from the Company after attaining the age of 18 when the Company, in its discretion, determines to make matching contributions. The amount of the matching contribution is determined annually based on the Company’s performance. The matching contribution is immediately vested. The formula used to calculate the match for the 2008 Plan year was 50% of the first 3% of compensation deferred. Company contributions are participant directed.

Effective January 1, 2007, the Plan was amended to allow for Roth 401(k) elective deferrals.

(c)	Participant Accounts

Each participant’s account (“Plan account”) is credited with the participant’s salary reduction contribution, and allocations of (a) the Company’s matching contributions and (b) account earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their voluntary and matching contributions plus actual earnings thereon.

(e)	Distributions

On termination of service due to death, disability, retirement, or other separation of service with a vested account balance in excess of $5,000, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period of time not exceeding the life expectancy of the participant or the joint life and last survivor expectancy of the participant and a designated beneficiary.

DIAMOND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2008 and 2007
If the vested account balance of a terminated participant is less than $5,000, but greater than $1,000, the participant or beneficiary must elect to receive either a lump-sum distribution or rollover the balance to another retirement plan. If the vested account balance is less than $1,000, the participant or beneficiary must receive a lump-sum distribution.

In-service distributions are allowed for certain cases of financial hardship or upon the participant’s attainment of age 59 1/2. In accordance with federal regulations and the Internal Revenue Code, all terminated participants that reach age 70 1/2 must begin receiving minimum distributions of the vested benefits.

(f)	Administrative Expenses

Certain administrative expenses were paid directly by the Company. It is not the intention of the Company to obtain reimbursement from the Plan for these payments.

(g)	Participant Loans

Participants are permitted to obtain loans from their Plan accounts while employed by the Company. Participants may borrow a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years and up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates on loans outstanding at December 31, 2008 range from 4.25% to 9.25%. Principal and interest are paid ratably through semi-monthly payroll deductions, and repayments are reinvested into the participant’s account according to the current investment election.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan provides for investments in common stock, mutual funds, bonds, and money market funds that, in general, are exposed to various risks, including interest rate, credit, liquidity, and overall market volatility risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant accounts.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

DIAMOND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2008 and 2007
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No 157, “Fair Value Measurements” (“FAS No. 157”) for financial assets and financial liabilities. The impact of adoption of this standard as of January 1, 2008 was not material to the Plan’s net assets available for benefits. FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan, including those held within the PCRAs.

Mutual funds, unit investment trusts and publicly traded common stock: The fair values of mutual funds, unit investment trusts and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Cash and cash equivalents: The fair values of cash and cash equivalents are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

Collective trusts: The fair values of participation units held by the Plan in common collective trusts are based on their net asset values, as reported by the managers of the common collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).

U.S. Treasury and agency securities: Fair values reflect the closing price reported in the active market in which the security is traded (Level 1 inputs).

Corporate Bonds: Corporate bonds are valued at the closing price reported in the active market in which the bond is traded (Level 1 inputs).

Participant loans: Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

DIAMOND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2008 and 2007
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

Fair Value Measurements at December 31, 2008 Using
Quoted Prices in Active
	Markets for Identical	Significant Other
	Assets	Observable Inputs
	(Level 1)	(Level 2)
Investments (other than participant loans)	$26,986,750	$5,977,654
The Plan’s investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation/depreciation in fair value of investments, which consists of the realized gains or losses on investment sales, and the unrealized appreciation or depreciation on investments held at year end.

(e)	Distributions

Distributions are recorded when paid.
(3)	Recent Accounting Pronouncements
In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. On January 1, 2009 the Plan will adopt this FSP and Plan management does not expect the adoption to have a material impact on the Plan’s net assets available for benefits or changes therein.

DIAMOND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2008 and 2007
(4)	Investments

The fair value of individual investments which represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	December 31,
Description	2008	2007
Baron Asset Fund	$2,576,906	$4,850,914
JP Morgan Small Cap Equity Sel Fund	2,157,555	3,008,115
Schwab 1000 Index Inv	4,626,113	7,749,614
Schwab Retirement Money Fund	4,686,376	4,574,866
Wells Fargo Advantage Government Securities	3,218,126	2,131,785
William Blair International Growth Fund	3,334,243	6,998,208
The amounts reflected in the table above include shares of the Schwab Retirement Money Fund and William Blair International Growth Fund held in Personal Choice Retirement Accounts as of December 31, 2008 and 2007.

During 2008, the net depreciation on the Plan’s investments, including realized and unrealized gains and losses, was as follows:

Description	2008
Mutual Funds	$(13,851,028)
Common Stock	(1,869,310)
Other Investments	36,842
Unit Investment Trusts	(337,202)
Common Collective Funds	(910,327)

$(16,931,025)

(5)	Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds and a money market fund managed by The Charles Schwab Corporation. Charles Schwab Trust Company is the trustee as defined by the Plan and Schwab Retirement Plan Services, Inc. serves as the Plan’s recordkeeper and, therefore, these transactions qualify as party-in-interest transactions. The value of these investments at December 31, 2008 and 2007 was $10,772,476 and $14,899,517, respectively. Fees paid by the Plan to the trustee/recordkeeper totaled $10,239 for the year ended December 31, 2008.

The Plan also allows participants to invest their account balances in shares of Diamond Management and Technology Consultants, Inc. common stock through PCRA’s. The number of shares of Diamond common stock held by the Plan at December 31, 2008 and 2007 was 109,293 shares and 83,972 shares, respectively. The fair value of these shares at December 31, 2008 and 2007 was $460,123 and $610,473, respectively. During 2008, the Diamond common stock held by the Plan depreciated $124,334. An annual cash dividend of thirty-five cents per share on common stock outstanding was paid during 2008. The Plan earned $39,973 of dividends on Diamond common stock during 2008. These transactions also qualify as party-in-interest transactions.

DIAMOND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2008 and 2007
The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $342,491 and $315,193 at December 31, 2008 and 2007, respectively.

(6)	Tax Status

The Plan obtained its latest determination letter on May 1, 2003, in which the Internal Revenue Service informed the Company that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receipt of the determination letter, however, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(7)	Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions set forth in ERISA.

(8)	Subsequent Events

As of January 1, 2009, the Company suspended matching contributions to the Plan for all eligible employees. In addition, effective January 1, 2009, the Plan treats “senior director” employees as vice presidents and therefore they are no longer eligible for matching contributions.

DIAMOND 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008
Name of Plan Sponsor: Diamond Management & Technology Consultants, Inc.
Employer Identification Number: 36-4069408
Plan Number: 001

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	(e)
(a)	or Similar Party	Par or Maturity Value	Cost(1)	Current Value
		Domestic equity funds:
	Baron Funds	Baron Asset Fund		$2,576,906
	Cohen & Steers	Realty Shares		190,570
	Eagle Funds	Eagle Capital Appreciation Fund		1,476,072
	FMI Funds	FMI Common Stock Fund		1,086,984
	JP Morgan	JP Morgan Small Cap Equity Sel Fund		2,157,555
*	Charles Schwab and Co.	Schwab 1000 Index Inv		4,626,113
	Vanguard	Vanguard Target Retirement 2010		214,991
	Vanguard	Vanguard Target Retirement 2015		79,292
	Vanguard	Vanguard Target Retirement 2020		232,936
	Vanguard	Vanguard Target Retirement 2025		25,494
	Vanguard	Vanguard Target Retirement 2030		749,114
	Vanguard	Vanguard Target Retirement 2035		232,179
	Vanguard	Vanguard Target Retirement 2040		690,910
	Vanguard	Vanguard Target Retirement 2045		136,989
	Vanguard	Vanguard Target Retirement 2050		69,187
	Van Kampen	Van Kampen Equity Income CI A Fund		996,366

		International equity funds:
	William Blair	William Blair International Growth Fund		3,332,209

		Money market funds:
*	Charles Schwab and Co.	Retirement Money Fund		3,311,640

		Fixed income funds:
	WF Advantage	WF Advantage Government Securities		3,218,126

		Common collective funds:
*	The Charles Schwab Trust Co.	The Schwab Instl Large Cap CL 1		1,163,088

		Common stock:
*	Diamond	Diamond Management & Technology Consultants, Inc.		460,123

		Self-directed brokerage accounts:
	Various	Personal Choice Retirement Accounts (PCRA)		5,930,530

		Other investments:
	Alliance Capital Mgmt	Alliance Bernstein Holding		7,030

*	Plan participants	Participant loans (interest ranging from 4.25% to 9.25% and maturities ranging from 2007 to 2021)		342,491

				$33,306,895

*	Represents a party-in-interest.

DIAMOND 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008
Name of Plan Sponsor: Diamond Management & Technology Consultants, Inc.
Employer Identification Number: 36-4069408
Plan Number: 001
(1) Participant-directed investments; cost is not required to be reported.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Diamond 401(k) Plan (Registrant)
Date: June 19, 2009	/s/ Karl E. Bupp
	Name:	Karl E. Bupp
Its: Chairman of the Diamond 401(k) Plan Administrative Committee

DIAMOND 401(k) Plan
Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm